NEONC TECHNOLOGIES HOLDINGS, INC.

Two Dole Drive

Westlake Village, CA 91362

310.663.7831

June 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	NeOnc Technologies Holdings, Inc.

CIK No. 0001979414

Request for Withdrawal of Registration Statement on Form S-1

To Whom It May Concern:

Pursuant to Rule 477 of the Securities Act of 1933 (the “Securities Act”), NeOnc Technologies Holdings, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-276124), together with all exhibits thereto, and as subsequently amended from time to time, initially filed with the Securities and Exchange Commission (the “Commission”) on December 18, 2023, and Free Writing Prospectus, filed on March 1, 2024 (collectively, the “Registration Statement”), be withdrawn effective as of the date hereof.

The Company is seeking withdrawal of the Registration Statement because it does not plan to proceed with the initial public offering contemplated by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company respectfully requests that the Commission issue an order (“Order”) granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Thomas J. Poletti of Manatt, Phelps & Phillips, LLP, via email at tpoletti@manatt.com.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Thomas Poletti at 714.371.2501 if you have any questions or comments regarding this request for withdrawal.

Thank you for your assistance.

Sincerely,

/s/ Dr. Thomas C. Chen
Dr. Thomas C. Chen
Chief Executive Officer and Chairman

cc:	Thomas J. Poletti, Esq.